

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 22, 2017

Via E-mail
Mr. Peter Lamoureux
Director, President and Treasurer of the GP for
The Everest Fund, L.P.
1100 North 4th Street, Suite 232
Fairfield, Iowa 52556

>   **Re: The Everest Fund, L.P.**
>   **Form 10-K for the fiscal year ended December 31, 2016**
>   **Filed March 31, 2017**
>   **File No. 0-17555**

Dear Mr. Lamoureux:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Financial Statements

Report of Independent Registered Public Accounting Firm

1. We note that the PCAOB registration of Donahue Associates LLC was revoked effective June 2016. As such, you may not include audit reports or consents in your filings with the Commission on or after the date of deregistration. Please amend your filing on Form 10-K for the year ended December 31, 2016 to include financial statements for the 2015 periods which have been audited by a PCAOB registered auditor.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or the undersigned at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr

Robert F. Telewicz, Jr
Branch Chief
Office of Real Estate & -
   Commodities